DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR December 01, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                   FORM 27

                  MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    230-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    November 30, 2004

3.  Press Release
    -------------

    November 30, 2004

4.  Summary of Material Change
    --------------------------

November 30, 2004 (Vancouver) - DynaMotive Energy Systems Corporation (OTCBB:
DYMTF) announced today that Technology Partnerships Canada (TPC) has extended the term of its development contribution agreement.

Cdn $3.1 million (US$2.65M) will be contributed by TPC for continued development and support of DynaMotive's patented technology and related research and development programs. In particular the development of a 200 tonnes per day plant to be developed and constructed in 2005. The extension allows for the draw down of funds by DynaMotive through March 2006.

The original allocation by TPC was Cdn $8.2 million (US$6.9M). To date, the Company has drawn down Cdn $5.1million (US$4.3 M). The agreement stipulates repayment from future BioOil business related revenue.

"The continued support from TPC has enabled the Company to meet major milestones in its technology and applications programs", said Andrew Kingston, President & CEO of DynaMotive. "The extension provides matching financial resources for the Company to complete the next plant scale-up in a timely fashion. The contribution agreement underscores the highest level of confidence in our technology and the capacity of DynaMotive to deliver to market a made in Canada environmental energy solution."

Technology Partnerships Canada is a key instrument of Canada's Innovation Strategy. TPC makes strategic, conditionally repayable investments in great Canadian ideas, which are the currency for success in the 21st century. Technology Partnerships Canada's critical and timely investments in research and development promote innovation, commercialization, sustainable development and increased private sector investment.

5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------
    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
   (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 30th day of November, 2004


                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                             (signed)      "Richard Lin"
                                            -------------
                                            Richard Lin
                                            Chairman













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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO
BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION        News Release - Nov 30, 2004

   DynaMotive Secures Cdn $3.1 (US $2.65) Million for Technology Development
    Activities Technology Partnership Canada Extends Contribution Agreement
                             Through March 2006

November 30, 2004 (Vancouver) - DynaMotive Energy Systems Corporation (OTCBB:
DYMTF) announced today that Technology Partnerships Canada (TPC) has extended the term of its development contribution agreement.

Cdn $3.1 million (US$2.65M) will be contributed by TPC for continued development and support of DynaMotive's patented technology and related research and development programs. In particular the development of a 200 tonnes per day plant to be developed and constructed in 2005. The extension allows for the draw down of funds by DynaMotive through March 2006.

The original allocation by TPC was Cdn $8.2 million (US$6.9M). To date, the Company has drawn down Cdn $5.1million (US$4.3 M). The agreement stipulates repayment from future BioOil business related revenue.

"The continued support from TPC has enabled the Company to meet major milestones in its technology and applications programs", said Andrew Kingston, President & CEO of DynaMotive. "The extension provides matching financial resources for the Company to complete the next plant scale-up in a timely fashion. The contribution agreement underscores the highest level of confidence in our technology and the capacity of DynaMotive to deliver to market a made in Canada environmental energy solution."

Technology Partnerships Canada is a key instrument of Canada's Innovation Strategy. TPC makes strategic, conditionally repayable investments in great Canadian ideas, which are the currency for success in the 21st century. Technology Partnerships Canada's critical and timely investments in research and development promote innovation, commercialization, sustainable development and increased private sector investment.

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

Exchange rate used: US $1.00 = Cdn $1.18

For more information on DynaMotive, please call:

Corporate Communications:
Tel: (604) 267-6000           Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: investor@DynaMotive.com                 Website: www.DynaMotive.com

Forward Looking Statement
-------------------------
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission